                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                    FORM 11-K


(Mark One)

  [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended   December 31, 2000
                         -------------------------

                                       OR

  [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [NO FEE REQUIRED]


For the transition period from                to
                              ----------------   -----------------

Commission file number       0-12640
                      ----------------------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         FLUID POWER COMPANIES' PENSION
                           AND RETIREMENT SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               KAYDON CORPORATION
                            315 E. EISENHOWER PARKWAY
                                    SUITE 300
                               ANN ARBOR, MI 48108

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE



The following documents are attached hereto as exhibits:

                                                                       Page
                                                                       ----

Report of Independent Public Accountants                                  A

Statements of Net Assets Available for Benefits as of
     December 31, 2000 and 1999                                           1

Statements of Changes in Net Assets Available for Benefits
     for the Years Ended December 31, 2000 and 1999                       2

Notes to Financial Statements                                            3-8

Schedule I - Item 4i - Schedule of Assets Held for
     Investment Purposes at End of Year as of December 31, 2000           9

Consent of Independent Public Accountants                                10



In accordance with the instruction to this Form 11-K, "plans subject to the Employee Retirement Income Security Act of 1974 ("ERISA") may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA". As the Plan is subject to the filing requirements of ERISA, the aforementioned financial statements and schedules of the Plan have been prepared in accordance with such requirements.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of this plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

              Fluid Power Companies' Pension and Retirement Savings Plan

Date:  June 28, 2001

              By:  The Plan Administrative Committee





              By:  /s/ John F. Brocci
                 --------------------------
              John F. Brocci
              Chairman
              Plan Administrative Committee

                             FLUID POWER COMPANIES'

                      PENSION AND RETIREMENT SAVINGS PLAN

             FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999

             TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                    Report of Independent Public Accountants




To the Administrative Committee of the
Fluid Power Companies' Pension and Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the FLUID POWER COMPANIES' PENSION AND RETIREMENT SAVINGS PLAN (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and the schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.





Detroit, Michigan,
     May 18, 2001.

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE




                                                                     Page

Statements of Net Assets Available for Benefits as of
    December 31, 2000 and 1999                                         1

Statements of Changes in Net Assets Available for Benefits
    for the Years Ended December 31, 2000 and 1999                     2

Notes to Financial Statements                                         3-8

Schedule I - Item 4i - Schedule of Assets Held for Investment
     Purposes at End of Year as of December 31, 2000                   9

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999




                                                                                             2000                1999
                                                                                          ------------       ------------
ASSETS
    Investments:
       Mutual funds-
          CIGNA Charter Large Company Stock-Growth Fund                                   $  2,678,330       $  3,516,681
          CIGNA Charter Guaranteed Income Fund                                               2,312,473                  -
          CIGNA Charter Actively Managed Fixed Income Fund                                   1,660,557          1,529,252
          INVESCO Total Return Account                                                       1,008,812          1,172,024
          AIM Value Account                                                                    771,585          1,113,833
          Warburg Pincus Advisor Emerging Growth Account                                       687,065            826,544
          Templeton Foreign Account                                                            475,729            562,549
          Fidelity Advisor Growth Opportunities Account                                        475,539            672,730
          Janus Worldwide Account                                                              348,591            337,367
          CIGNA Charter Large Company Stock-Value 1 Fund                                       162,864                  -
          Lazard Small Cap Account                                                             134,917             53,403
          INVESCO Dynamics Fund                                                                124,902                  -
          CIGNA Charter Guaranteed Short-Term Securities Fund                                        -          2,566,881
                                                                                          ------------       ------------
              Total Mutual funds                                                            10,841,364         12,351,264

       Kaydon Corporation Common Stock                                                         981,815            909,933
                                                                                          ------------       ------------
              Total investments                                                             11,823,179         13,261,197

    Dividend receivable                                                                          4,701              4,277
                                                                                          ------------       ------------
              Total assets                                                                  11,827,880         13,265,474

LIABILITY- Excess Contribution Payable                                                          (9,674)            (4,702)
                                                                                          ------------       ------------

NET ASSETS AVAILABLE FOR BENEFITS                                                         $ 11,818,206       $ 13,260,772
                                                                                          ============       ============



        The accompanying notes are an integral part of these statements.

                             FLUID POWER COMPANIES'


                       PENSION AND RETIREMENT SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999




                                                                           2000            1999
                                                                       ------------    ------------
CONTRIBUTIONS:
     Employer                                                          $    533,448    $    123,748
     Participants                                                           826,451         905,840
     Rollover                                                                12,550          11,652
                                                                       ------------    ------------
              Total contributions                                         1,372,449       1,041,240
                                                                       ------------    ------------
INVESTMENT EARNINGS (LOSSES):
     Interest and dividends                                                 141,974          83,701
     Net appreciation (depreciation) in current value of investments     (1,125,539)        754,936
                                                                       ------------    ------------
              Total investment earnings (losses)                           (983,565)        838,637
                                                                       ------------    ------------

OTHER CHANGES:
     Benefit payments                                                    (1,827,175)       (668,729)
     Administrative expenses                                                 (4,275)         (3,325)
     Net transfer from related plan                                               -           1,392
                                                                       ------------    ------------
              Total other changes                                        (1,831,450)       (670,662)
                                                                       ------------    ------------

              Change in net assets available for benefits                (1,442,566)      1,209,215

NET ASSETS AVAILABLE FOR BENEFITS,  beginning of year                    13,260,772      12,051,557
                                                                       ------------    ------------

NET ASSETS AVAILABLE FOR BENEFITS,  end of year                        $ 11,818,206    $ 13,260,772
                                                                       ============    ============




        The accompanying notes are an integral part of these statements.

                             FLUID POWER COMPANIES'

                       PENSION AND RETIREMENT SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS




(1)     SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

          The accompanying financial statements of the Fluid Power Companies'
              Pension and Retirement Savings Plan (the "Plan") have been prepared on the accrual basis of accounting. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended. Investments are stated at current value, which is based on the quoted market price.

           In order to provide a variety of investment options, CIGNA has developed alliances with other companies, including Fidelity Management and Research Company, Warburg Pincus Asset Management, Inc., INVESCO Funds Group, Inc., AIM Advisor, Inc., Templeton Global Advisors Limited, Lazard Asset Management, and Janus Capital Corporation. Plan assets are invested in a CIGNA Separate Account (measured in units) which holds investments in funds offered by these alliance companies.

           The investment funds offered by CIGNA through the separate account do not pay dividends or interest, nor do they produce realized or unrealized gains. Rather, the plan participates in investment earnings through an increase or decrease in the unit values of each fund. As a result, the funds' investment earnings are reported as net appreciation (depreciation) in the Statement of Changes in Net Assets Available for Benefits, except for Kaydon Corporation Common Stock in which the participants have a direct interest in the underlying stock.

           Conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the Plan's financial statements. Actual results may differ from those estimates.

(2)     DESCRIPTION OF THE PLAN

           Seabee Corporation, Gold Star Manufacturing, Great Bend Industries,
              Inc., and salaried employees of Victor Fluid Power, Inc., collectively the Fluid Power Companies (the "Company" or "Employer"), and which are wholly-owned subsidiaries of Kaydon Corporation ("Kaydon"), sponsor the Plan, a defined contribution plan. The following description of the major provisions of the Plan is provided for general information purposes only. Reference should be made to the Plan document, as amended, for more complete information.

           Eligibility requirements - All employees of the Company who are 18 years of age and have completed at least 1,000 hours of service during a one-year period are eligible to participate in the Plan on the January 1st, April 1st, July 1st and October 1st coincident with or immediately following completion of the 1,000th hour of service.

                             FLUID POWER COMPANIES'

                       PENSION AND RETIREMENT SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

           Contributions - Participants may elect to make tax-deferred contributions through payroll deductions which may not exceed 15% of compensation. The maximum contributions for the year, which includes pre-tax, employer matching and discretionary profit sharing contributions, is 25% of compensation less tax-deferred contributions. Under the terms of the Plan, the Company contributes to the Plan an amount equal to 25% of the contribution by each participant. The maximum matching contribution is equal to 25% of the maximum salary deferral contribution for participants for the year. In addition, the Company may, with the approval of the Board of Directors of Kaydon, make discretionary contributions to the Plan. There were no discretionary contributions in 2000 and 1999.

           Allocation of investment earnings - Individual accounts are maintained for each participant to reflect the participant's contributions, the employer's contributions, forfeitures, investment earnings and administrative expenses. Investment earnings are allocated based on each participant's relative account balance within the respective fund.

          Vesting - All participant contributions are fully vested and nonforfeitable. Company matching and discretionary contributions become fully vested and nonforfeitable either upon attainment of age 65, upon the employee's death or disability or ratably over seven years of service, as defined by the Plan. Forfeitures are used to reduce employer contributions. Forfeitures of $94,876 and $35,229 in 2000 and 1999, respectively, are presented net of employer contributions in the accompanying statement of changes in net assets available for benefits.

           Investment of participant accounts - Plan participants may direct the investment of their account balances in the following investment options:

               The CIGNA Charter Large Company Stock-Growth Fund invests
                  primarily in domestic stocks of large companies. The Fund may also invest in American Depository Receipts.

               The CIGNA Charter Guaranteed Income Fund invests primarily in a portfolio of high quality, fixed income instruments, such as intermediate term bonds and commercial mortgages.

               The CIGNA Charter Actively Managed Fixed Income Fund invests in a portfolio of predominantly high-quality corporate and government fixed income securities including issues of the U.S. Government and its agencies, U.S. corporate bonds, Yankee bonds, mortgage-backed securities and asset-backed securities.

               The INVESCO Total Return Account invests in a combination of equity and fixed and variable income securities including common stock and securities that are convertible into common stock, issues of the U.S. Government and its agencies, and investment-grade corporate debt obligations.

               The AIM Value Account invests primarily in common stocks,
                  convertible bonds and convertible preferred stocks of undervalued companies.

               The Warburg Pincus Advisor Emerging Growth Account invests in equity securities of small to medium-sized domestic companies with emerging or renewed growth potential. The Fund may

                             FLUID POWER COMPANIES'

                       PENSION AND RETIREMENT SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)

                  also invest in foreign securities, investment-grade debt securities and domestic and foreign short-term or medium-term money market obligations.

               The Templeton Foreign Account invests primarily in common and preferred stock of non-U.S. companies, including American, European and Global Depository Receipts. The Fund may invest in debt securities of companies and governments located anywhere in the world, emerging markets, U.S. Government securities, bank time deposits in the currency of any major nation, commercial paper and repurchase agreements.

               The Fidelity Advisor Growth Opportunities Account invests
                  primarily in common stocks and securities convertible into common stock of companies believed to have long-term growth potential. The Fund may also invest in other securities such as preferred stocks and bonds that may produce capital growth and securities of foreign companies.

               The Janus Worldwide Account invests primarily in common stock of foreign and domestic issuers. The Fund may invest in preferred stock, warrants, convertible securities and debt securities, high-grade commercial paper, certificates of deposit, money market funds, repurchase agreements and other short-term debt obligations.

               The CIGNA Charter Large Company Stock - Value 1 Fund invests in primarily highly liquid equity securities with an emphasis on companies on the New York Stock Exchange. Of the securities held, a portion are convertible.

               The Lazard Small Cap Account invests in small-cap equity
                  securities including common stock, preferred stock, securities convertible into or exchangeable for common stock, and rights and warrants. The Fund may invest in equity securities of large-cap U.S. companies and short-term money market instruments.

               The INVESCO Dynamics Fund invests primarily in common stocks of mid-sized companies. The fund also has the flexibility to invest in other types of securities including preferred stocks, convertible securities and bonds.

               The CIGNA Charter Guaranteed Short-Term Securities Fund invests in a portfolio of high-quality money market instruments with a guarantee of principal and interest, including U.S. Treasury securities, U.S. Government securities, certificates of deposit, time deposits, repurchase agreements, and commercial paper issued by major domestic and foreign corporations.

               Kaydon Corporation Common Stock invests solely in Kaydon
                  Corporation common stock.

          Payment of benefits - Benefits are paid in the form of a lump-sum payment via distribution of the Company's common stock, cash or a combination thereof, as directed by the participant for those participants who have investments in Kaydon Corporation Common Stock. Benefits for participants in other funds are paid in cash. The payment date generally will not be later than the 60th day following the end of the plan year in which the participant attains age 65, retires, terminates or dies, as applicable. Distributions may be deferred until the participant reaches the age of 65 if the value of the distribution exceeds $5,000.

                             FLUID POWER COMPANIES'

                       PENSION AND RETIREMENT SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


           Administrative expenses - Although not required to do so, the Company paid certain administrative expenses of the Plan during 2000 and 1999. The remaining expenses were paid for out of the Plan assets by CG Trust Company.

           Voting rights - Each participant is entitled to exercise voting rights attributable to the Kaydon common shares allocated to his or her account and is notified by the trustee prior to the time that such rights are to be exercised. The trustee is not permitted to vote any share for which instructions have not been given by a participant.

           Plan termination - The Company has the right to terminate the Plan at any time, although it has not expressed an intent to do so. Upon termination of the Plan, participants will become fully vested. Expenses arising from the termination would be allocated to the participants' accounts in accordance with the Plan and the Internal Revenue Code.

(3)     TRUST FUND

           A trust fund is maintained by the trustee for all purposes of the Plan; and the monies and other assets thereof are held, administered, invested and distributed in accordance with the terms of the Plan, as it may be amended from time to time, for the exclusive benefit of the participants and their beneficiaries. The trustee is a related party as discussed in Note 5.

(4)     GUARANTEED FUNDS WITH INSURANCE COMPANY

          During 2000 and 1999, the Plan invested in guaranteed funds with the Trustee. The funds offer a full guarantee on principal and interest by Connecticut General Life Insurance Company. The CIGNA Charter Guaranteed Income Fund was added on July 1, 2000 with interest rates declared in advance for six month periods (July 1 through December 31). In determining the rate of interest to be guaranteed for the upcoming six-month period, Connecticut General Life Insurance Company will consider the projected investment earnings, the current interest environment, its investment expenses, and a profit and risk component for the six-month period. The fund does not have maturity dates or penalties for early withdrawals. The interest rates are declared in advance and guaranteed for six-month periods. The crediting interest rate on this fund was 4.50% for July 1, 2000 through December 31, 2000.

          The Company has discontinued use of the CIGNA Charter Guaranteed Short
              Term Securities Fund in 2000. In 1999, the fund had interest rates declared in advance for a one-month period. In determining the rate of interest to be guaranteed for the upcoming one-month period, Connecticut General Life Insurance Company will consider the projected investment earnings, the current interest environment, its investment expenses, and a profit and risk component for the one-month period. The interest rates are declared in advance and guaranteed for a one-month period. The fund does not have maturity dates or penalties for early withdrawals. The average yield on this fund as of December 31, 1999 was 4.03% and the crediting interest rate on this fund as of December 31, 1999 was 4.20%.

                             FLUID POWER COMPANIES'

                       PENSION AND RETIREMENT SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


          The contracts are included in the financial statements at contract value, which approximates fair value, as reported to the Plan by the Trustee.

(5)     RELATED PARTY TRANSACTIONS

           Plan investments include interests in mutual funds managed by Connecticut General Life Insurance Company (a CIGNA company). CG Trust Company (a CIGNA company) is the trustee as defined by the Plan.

(6)     TAX STATUS

           The Internal Revenue Service issued a determination letter dated
              April 7, 1997, stating that the Plan, as then designed, was in accordance with applicable plan design requirements and was tax-exempt. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan and underlying trust are currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

(7)     INVESTMENTS

           The fair market value of investments that represent 5% or more of the Plan's total net assets is as follows as of December 31, 2000 and 1999:

                                                                                           2000               1999
                                                                                       -----------        -----------
                CIGNA Charter Large Company Stock-Growth Fund                          $ 2,678,330        $ 3,516,681
                CIGNA Charter Guaranteed Income Fund                                     2,312,473                  -
                CIGNA Charter Actively Managed Fixed Income Fund                         1,660,557          1,529,252
                INVESCO Total Return Account                                             1,008,812          1,172,024
                Kaydon Corporation Common Stock                                            981,815            909,933
                AIM Value Account                                                          771,585          1,113,833
                Warburg Pincus Advisor Emerging Growth Account                             687,065            826,544
                CIGNA Charter Guaranteed Short-Term Securities Fund                              -          2,566,881
                Fidelity Advisor Growth Opportunities Account                                    -            672,730

                             FLUID POWER COMPANIES'

                       PENSION AND RETIREMENT SAVINGS PLAN


                          NOTES TO FINANCIAL STATEMENTS
                                  (Continued)


            The net appreciation (depreciation) in current value of investments as of December 31, 2000 and 1999 is broken out as follows:

                                                                                              2000               1999
                                                                                          ------------     --------------
                CIGNA Charter Actively Managed Fixed Income Fund                           $    163,977    $      (37,617)
                Lazard Small Cap Account                                                         13,214            (1,344)
                CIGNA Charter Large Company Stock-Value 1 Fund                                    4,020                 -
                CIGNA Charter Guaranteed Short-Term Securities Fund                                   -                 -
                CIGNA Charter Guaranteed Income Fund                                                  -                 -
                Templeton Foreign Account                                                       (29,069)          136,043
                INVESCO Dynamics Fund                                                           (42,858)                -
                INVESCO Total Return Account                                                    (50,779)          (33,187)
                Kaydon Corporation Common Stock                                                 (65,514)         (647,607)
                Janus Worldwide Account                                                         (88,483)           98,087
                Warburg Pincus Advisor Emerging Growth Account                                 (111,900)          230,512
                Fidelity Advisor Growth Opportunities Account                                  (120,812)           17,018
                AIM Value Account                                                              (155,618)          231,474
                CIGNA Charter Large Company Stock-Growth Fund                                  (641,717)          761,557
                                                                                           ------------    --------------
                Net appreciation (depreciation) in current value of investments            $ (1,125,539)   $     754,936
                                                                                           ============    =============

                                                                      SCHEDULE I


                             FLUID POWER COMPANIES'

                       PENSION AND RETIREMENT SAVINGS PLAN

                        EIN: 59-3339512 PLAN NUMBER: 009


            ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                     AT END OF YEAR AS OF DECEMBER 31, 2000

    Identity of Issuer                                   Description of Investment                        Current Value
    ------------------                                   -------------------------                        -------------
Mutual Funds-
   *Connecticut General Life          CIGNA Charter Large Company Stock-Growth Fund, 190,628  units         $  2,678,330
      Insurance Company

   *Connecticut General Life          CIGNA Charter Guaranteed Income Fund, 87,690 units                       2,312,473
      Insurance Company

   *Connecticut General Life          CIGNA Charter Actively Managed Fixed Income                              1,660,557
      Insurance Company                   Fund, 12,051 units

   *Connecticut General Life          INVESCO Total Return Account, 28,928 units                               1,008,812
      Insurance Company

   *Connecticut General Life          AIM Value Account 14,492 units                                             771,585
      Insurance Company

   *Connecticut General Life          Warburg Pincus Advisor Emerging Growth Account,                            687,065
      Insurance Company                   12,386 units

   *Connecticut General Life          Templeton Foreign Account, 33,860 units                                    475,729
      Insurance Company

   *Connecticut General Life          Fidelity Advisor Growth Opportunities Account,                             475,539
      Insurance Company                   7,833 units

   *Connecticut General Life          Janus Worldwide Account, 4,915 units                                       348,591
      Insurance Company

   *Connecticut General Life          CIGNA Charter Large Company Stock-Value 1 Fund,                            162,864
      Insurance Company                   10,603 units

   *Connecticut General Life          Lazard Small Cap Account, 5,821 units                                      134,917
      Insurance Company

   *Connecticut General Life          INVESCO Dynamics Fund, 3,792 units                                         124,902
      Insurance Company
                                                                                                            ------------
                                                    Total mutual funds                                        10,841,364
Common Stock -
   *Kaydon Corporation                Kaydon Corporation Common Stock, 39,470 shares                             981,815
                                                                                                            ------------
                                                                                                            $ 11,823,179
                                                                                                            ============

* Represents a party-in-interest

                                 Exhibit Index


Exhibit No.                 Description
-----------                 -----------
   23                       Consent of Independent Public Accountants